# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Trinity Place Holdings Inc., CIK 0000724742
CUSIP: 89656D101
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 340 MADISON AVENUE, SUITE 3C, NEW YORK, New York (NY), 10173
Date of event which requires filing of this statement: 02/05/2025
Amends the filing with accession number 0000902664-24-001961
Filed by CIK 0001595082
Persons authorized to receive notices and communications: Shulamit Leviant, Esq., Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York (NY), 10022, 212-446-4053; Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, ###-##-####

## Reporting persons
- TPHS Lender LLC (CIK 0002012781): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Davidson Kempner Capital Management LP (CIK 0001595082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Anthony A. Yoseloff (CIK 0001308274): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.01 per share
Name of issuer: Trinity Place Holdings Inc.
Address of issuer's principal executive offices: 340 MADISON AVENUE, SUITE 3C, NEW YORK, New York (NY), 10173
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on February 22, 2024 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"). This Amendment No. 1 supplements Items 4 and 7 and amends and restates Item 5(a)-(c), and (e) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On February 5, 2025, the Issuer entered into a Stock Purchase Agreement (the "2025 Stock Purchase Agreement") with TPHS Lender and Steel IP Investments, LLC (the "Purchaser"), an affiliate of Steel Partners Holdings L.P., pursuant to which the Purchaser has agreed to purchase from TPHS Lender, and TPHS Lender has agreed to sell to Purchaser, 25,862,245 shares of Common Stock (the "Seller Shares") in accordance with the terms and conditions of the 2025 Stock Purchase Agreement. The aggregate consideration payable to TPHS Lender is $2,586,200 for the Seller Shares and certain agreements pursuant to the 2025 Stock Purchase Agreement.

At the closing of the transactions contemplated by the 2025 Stock Purchase Agreement, the Issuer, TPHS Lender and the Purchaser will enter into certain ancillary agreements as further described in the 2025 Stock Purchase Agreement. The transactions contemplated by the 2025 Stock Purchase Agreement are herein referred to as the "Transactions." The obligations of TPHS Lender and the Purchaser to consummate the Transactions are subject to the satisfaction or waiver of certain closing conditions, including:

- with respect to the Purchaser, among other things: (a) the assumption by TPHS Lender of the Issuer's guarantee under a loan relating to the Issuer's property in Paramus, New Jersey (the "New Jersey Property") owned by JV, (b) the Issuer shall have received waivers from certain service providers of the Issuer with respect to legacy fees incurred by the Issuer (the "Waiver Condition"), (c) the Issuer and the Purchaser shall have entered into the Purchaser Stockholders' Agreement described in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2025 and attached thereto as Exhibit 10.1, (d) the partial termination by the Issuer and TPHS Lender of the Stock Purchase Agreement, except for any provisions of the Stock Purchase Agreement which would cause an impairment or termination of TPHS Lender's representation and warranty insurance policy obtained concurrently with the Stock Purchase Agreement, and the termination and cancellation of the TPHS Lender's right to receive penny warrants of the Issuer equivalent to 5% of the Common Stock and (e) the termination and forfeiture of registration rights held by certain securityholders of the Issuer; and

- with respect to TPHS Lender, among other things, (a) the JV Operating Agreement shall be amended, to, among other things, remove any Issuer decision-making and/or consent rights with respect to the New Jersey Property and the JV, (b) the Issuer shall have released the JV's obligation to pay, call capital and/or otherwise reserve for any such D&O insurance coverage (including insurance tail coverage) and the TPHS Lender's obligation to hold back proceeds from the sale of property for any insurance policies of the Issuer, (c) the Issuer shall (i) have provided TPHS Lender with an irrevocable written right to cause the Issuer, at any time after the date that is 90 days following the date of the closing of the transaction contemplated by the 2025 Stock Purchase Agreement (the "Closing Date"), to convey all of the Issuer's 95% ownership interest in the JV and its right to distributions under the JV Operating Agreement, into a trust established for the benefit of the Issuer's shareholders of record on a date to be determined and (ii) have entered into a termination agreement to that certain Asset Management Agreement, dated as of February 14, 2024, between TPH Asset Manager LLC (an Issuer subsidiary) and the JV Entity, on the date that is 45 days following the Closing Date, and waives the JV Entity's remaining obligations thereunder and (d) the Waiver Condition is satisfied.

The 2025 Stock Purchase Agreement may be terminated by either party if the closing of the transactions contemplated thereby has not have occurred within 30 days; provided that the terminating party cannot terminate if the breach by such party is the principal cause.

The sale of the Seller Shares is expected to close upon satisfaction of all closing conditions set forth in the 2025 Stock Purchase Agreement. Such closing conditions include customary closing conditions and other closing conditions that, as of the date of this filing, have either already been satisfied or will be satisfied subject solely upon the passage of time. As a result, the Reporting Persons no longer beneficially own any securities of the Issuer.

The foregoing description of the 2025 Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2025 Stock Purchase Agreement. For further information regarding the 2025 Stock Purchase Agreement, reference is made to the full text of the 2025 Stock Purchase Agreement, which has been filed as Exhibit 99.7 hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Other than as described in Item 4, no transactions in the shares of Common Stock were effected by the Reporting Persons during the past sixty (60) days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: February 5, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.7: Stock Purchase Agreement, dated as of February 5, 2025 (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on February 5, 2025).

## Signatures
- TPHS Lender LLC: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Midtown Acquisitions GP LLC, Manager of TPHS Lender LLC (02/07/2025)
- Davidson Kempner Capital Management LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member (02/07/2025)
- Anthony A. Yoseloff: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Individually (02/07/2025)